Exhibit 12.1

Foster Wheeler Ltd.

Statement of Computation of Consolidated Ratio of
Earnings to Fixed Charges
($000's)

	Six Months Ended
	June 27, 2003	June 28, 2002

		(Restated)
Earnings:

Net loss prior to a cumulative effect of a change in accounting principle	$(49,158)	$(111,606)
Taxes on income	14,393	10,579
Total fixed charges	48,723	46,811
Capitalized interest	(308)	(544)
Capitalized interest amortized	1,137	1,110
Equity loss of non-consolidated associated companies accounted for by the equity method, net of dividends	729	2,999

	$15,516	$(50,651)

Fixed Charges:

Interest expense (includes dividend on preferred security of $8,859 in 2003 and $8,116 in 2002)	$44,691	$40,073
Capitalized interest	308	544
Imputed interest on non-capitalized lease payment*	3,724	6,194

	$48,723	$46,811

Ratio of Earnings to Fixed Charges	**	**

*	For purposes of computing the ratio, fixed charges include one third of rental expense, which management believes is a reasonable approximation of the interest factor of such rentals.
**	Earnings are inadequate to cover fixed charges. The coverage deficiency is $33,207 and $97,462 for the six months ended 2003 and 2002, respectively.

The Company’s condensed consolidated statement of earnings and comprehensive income and the condensed consolidated statement of cash flows for the six month period ended June 28, 2002 have been revised to account for the liabilities and results of operations associated with one of its postretirement medical plans in accordance with SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.”

Note:  There were no preferred shares outstanding during the period indicated and, therefore, the consolidated ratio of earnings to fixed charges and combined fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges and combined fixed charges for the period indicated.